EXHIBIT 99.(a)(5)(D)



FOR IMMEDIATE RELEASE

For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


TRANS-LUX ANNOUNCES IT WILL ACCEPT ALL
7 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006
TENDERED IN EXCHANGE OFFER

NORWALK, CT, April 1, 2004 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, yesterday announced it had extended its Exchange Offer that commenced March 2, 2004, pursuant to which Trans-Lux Corporation (the "Company") is offering to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006
("Old Notes"). The offer was for up to $15,000,000 principal amount, or 49.7% of the $30,177,000 principal amount outstanding of the Old Notes.

The Company is now pleased to announce that, as of March 31, 2004, it has received tenders of $17,145,000, and has decided to accept all Old Notes tendered prior to the new expiration date of April 14, 2004.

As stated in the press release dated March 31, 2004 announcing the extension of the Exchange Offer, the Company will also be mailing a Supplement to the Offering Circular to the holders, which will include, among other information, the Company's year-end 2003 results and the Company's decision to accept all Old Notes tendered prior to the new expiration date and not withdrawn.


This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in, the Offering Circular, the related Letter of Transmittal and the Supplement which is being prepared, which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents were sent to all Holders of Old Notes, at no expense to them and the Supplement will likewise be sent. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission including amendments thereto) is also available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov. Holders of the Notes can also obtain copies of the Offering Circular, the related Letter of Transmittal and all other Offer documents, including amendments thereto from the Company from Ms. Angela D. Toppi, Executive Vice President and Secretary by calling the Company at (203) 853-4321 or email at atoppi@trans-lux.com.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.

                                      ###